Reliance Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com


06010292

January 14, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 35	January 14, 2006	Disclosure of Shareholding Pattern
2	Clause 49	January 14, 2006	Disclosure of quarterly Compliance Report on compliance with Corporate Governance Guidelines

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary



Encl : a/a



Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE

January 14, 2006

BOMBAY STOCK EXCHANGE LIMITED
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

ATTENTION : MS. CHITRA SEKHAR (DCS-CRD)
SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sirs,

Sub : **Shareholding Pattern as on December 31, 2005.**

We send herewith Shareholding Pattern of Equity Shares of the Company as on December 31, 2005, in terms of Clause 35 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary


NSEIL
Contents not Verified

Encl : a/a


NSEIL
16 JAN 2006
Contents not Verified

RELIANCE INDUSTRIES LIMITED

SHAREHOLDING PATTERN (EQUITY SHARES)

CATEGORY		AS ON 31.12.2005	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**Promoters ***		
	Indian Promoters (As per list attached Annexure - I)	28 39 84 183	20.38
	Foreign Promoters		
2	**Persons acting in concert #** (As per list attached - Annexure II)	37 46 02 872	26.88
	Sub Total	**65 85 87 055**	**47.26**
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	Mutual Funds and UTI	2 18 18 725	1.57
b	Banks, Financial Institutions, Insurance	7 95 84 766	5.71
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
c	FIIs	30 93 47 056	22.20
	Sub Total	**41 07 50 547**	**29.48**
4	**Others**		
a	Private Corporate Bodies	5 10 67 631	3.66
b	Indian Public	17 90 26 611	12.85
c	NRIs/OCBs	1 24 19 076	0.89
d	Any other (please specify)		
	(i) The Bank of New York as Depository (for GDRs)	8 16 57 121	5.86
	Sub Total	**32 41 70 439**	**23.26**
	GRAND TOTAL	**139 35 08 041**	**100.00**

* as defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997. The promoters' holding shall include all entities in the promoters' group - individual or body corporates.

\# as defined in Regulation 2(1)(e) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Note 1: Name, Number of shares held and percentage shareholding of entities / persons holding more than 1 percent of the shares of the company be given under each head.

Note 2: Total foreign shareholding in number of shares and percentage shareholding be given as footnote including GDR and ADR holdings.

Note 3: The company shall also post this information on its web site.

Note 4: As defined in Regulation 2(1)(h) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended in January, 2005, the Promoters holding is to be treated as 65,85,87,055 shares which includes 37,46,02,872 shares held by persons acting in concert

RELIANCE INDUSTRIES LIMITED

NOTE :- 1 DETAILS OF 1% AND ABOVE SHARE HOLDING

		AS ON 31.12.2005	
CATEGORY		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
A	**PROMOTERS HOLDING**		
1	**"Promoters" - as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**		
a	Petroleum Trust -(through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.)	10 46 60 154	7.51
b	Bhumika Trading Private Limited	4 07 38 138	2.92
c	Eklavya Mercantile Private Limited	3 78 01 613	2.71
d	Ekansha Enterprise Private Limited	3 26 09 798	2.34
2	**Persons acting in concert**		
a	Sanchayita Mercantile Private Limited	3 42 59 091	2.46
b	Reliance Enterprises Limited	3 15 20 000	2.26
c	Ornate Traders Private Limited	2 89 48 096	2.08
d	Florentine Trading Private Limited	2 61 15 686	1.87
e	Velocity Trading Private Limited	2 46 06 830	1.77
f	Madhuban Merchandise Private Limited	2 43 50 000	1.75
g	Reliance Polyolefins Private Limited	1 90 90 909	1.37
h	Tresta Trading Private Limited	1 65 47 904	1.19
I	Amur Trading Private Limited	1 65 10 300	1.18
j	Reliance Capital Limited	1 64 93 158	1.18
k	Yangste Trading Private Limited	1 62 30 869	1.16
l	Reliance Aromatics and Petrochemicals Private Limited	1 60 29 090	1.15
m	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15
n	Reliance Chemicals Private Limited	1 45 68 372	1.05
B	**NON-PROMOTERS HOLDING**		
3	**Institutional Investors**		
a	**Banks, Financial Institutions, Insurance**		
	Companies (Central/State Gov. Institutions/		
	Non-Government Institutions)		
	Life Insurance Corporation of India	6 29 97 668	4.52
b	**FIIs**		
	Europacific Growth Fund	2 02 60 718	1.45
	HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	1 46 06 180	1.05
4	**Others**		
a	Any other (please specify)		
	The Bank of New York as Depository (for GDRs)	8 16 57 121	5.86

NOTE :- 2 FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	AS ON 31.12.2005 NO. OF SHARES HELD	AS ON 31.12.2005 PERCENTAGE OF SHAREHOLDING
1	FIIs	30 93 47 056	22.20
2	NRIs/OCBs	1 24 19 076	0.89
3	GDRs	8 16 57 121	5.86
	Total -->	**40 34 23 253**	**28.95**

NOTE :- 3 The Company is posting the above information on its website.



Annexure I

Sr No	Names of Indian Promoters as defined in Regulation 2(1)(h) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
1	Petroleum Trust -(through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.)	10 46 60 154	7.51
2	Bhumika Trading Private Limited	4 07 38 138	2.92
3	Eklavya Mercantile Private Limited	3 78 01 613	2.71
4	Ekansha Enterprise Private Limited	3 26 09 798	2.34
5	Fiery Investments & Leasing Pvt Ltd	1 10 75 630	0.79
6	Sanatan Textrade Pvt Ltd	84 26 758	0.60
7	Clarion Investments & Trading Company Pvt Ltd	78 61 364	0.56
8	Orson Trading Pvt Ltd	67 66 567	0.49
9	Nikhil Investments Company Pvt Ltd	50 59 714	0.36
10	Real Fibres Pvt Ltd	42 82 054	0.31
11	Smt.K D Ambani	36 65 227	0.26
12	Pams Investments & Trading Comapny Pvt Ltd	31 84 983	0.23
13	Hercules Investments Pvt Ltd	31 48 647	0.23
14	Reliance Consolidated Enterprises Pvt Ltd	24 88 734	0.18
15	Shri.A D Ambani	18 59 271	0.13
16	Shri.M D Ambani	18 57 923	0.13
17	Smt.Nita Ambani	16 99 073	0.12
18	Ms.Isha M Ambani	16 82 195	0.12
19	Master Akash M Ambani	16 81 595	0.12
20	Jaianmol A Ambani	16 69 759	0.12
21	Smt.Tina Ambani	16 50 832	0.12
22	Shri.Dattaraj V Salgaocar	55 070	0.00
23	Smt.Dipti D Salgaocar	45 056	0.00
24	Shri.B H Kothari	11 000	0.00
25	Smt.Nina B Kothari	2 326	0.00
26	Jagadanand Investments & Trading Company Pvt Ltd	150	0.00
27	Jagdishwar Investments & Trading Company Pvt Ltd	100	0.00
28	Kankhal Investments & Trading Company Pvt Ltd	100	0.00
29	Kedareshwar Investments Trading Company Pvt Ltd	100	0.00
30	Anadha Enterprise Private Limited	63	0.00
31	Anumati Mercantile Private Limited	63	0.00
32	Bahar Trading Private Limited	63	0.00
33	Bhavan Mercantile Private Limited	63	0.00
Total -->		**28 39 84 183**	**20.38**


Industries
MUMBAI

Annexure II

Sr No	Names of Persons acting in concert as defined in Regulation 2(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
1	Sanchayita Mercantile Pvt Ltd	3 42 59 091	2.46
2	Reliance Enterprises Ltd	3 15 20 000	2.26
3	Ornate Traders Pvt Ltd	2 89 48 096	2.08
4	Florentine Trading Pvt Ltd	2 61 15 686	1.87
5	Velocity Trading Pvt Ltd	2 46 06 830	1.77
6	Madhuban Merchandise Pvt Ltd	2 43 50 000	1.75
7	Reliance Polyolefins Pvt Ltd	1 90 90 909	1.37
8	Tresta Trading Pvt Ltd	1 65 47 904	1.19
9	Amur Trading Pvt Ltd	1 65 10 300	1.18
10	Reliance Capital Ltd	1 64 93 158	1.18
11	Yangste Trading Pvt Ltd	1 62 30 869	1.16
12	Reliance Aromatics and Pertochemicals Pvt Ltd	1 60 29 090	1.15
13	Reliance Energy and Project Development Pvt Ltd	1 60 29 090	1.15
14	Reliance Chemicals Pvt Ltd	1 45 68 372	1.05
15	Dainty Investment and Leasing Pvt Ltd	93 75 779	0.67
16	Rashi Trading Company Pvt Ltd	93 40 888	0.67
17	Saumya Finance & Leasing Comapny Pvt Ltd	88 53 357	0.64
18	Riyaz Trading Pvt Ltd	74 61 603	0.54
19	Lazor Syntex Pvt Ltd	61 16 487	0.44
20	Aavaran Textiles Pvt Ltd	36 50 825	0.26
21	Kudrat Investment Leasing (India) Pvt Ltd	32 59 436	0.23
22	Rishiraj Merchandise Pvt Ltd	26 57 916	0.19
23	Silvassa Hydrocarbons and Investments Pvt Ltd	24 95 328	0.18
24	Pururava Traders Pvt Ltd	23 42 920	0.17
25	Silkina Trading Pvt Ltd	23 36 680	0.17
26	Jogiya Traders Pvt Ltd	22 69 059	0.16
27	Shangrila Investments and Trading Company Pvt Ltd	21 69 827	0.16
28	Sumiran Investments Pvt Ltd	19 04 535	0.14
29	Swarag Traders Pvt Ltd	19 01 444	0.14
30	Pratiksha Finance & Leasing Comp Pvt Ltd	18 69 900	0.13
31	Radharaman Textiles Trading Pvt Ltd	17 93 605	0.13
32	Rajniketan Traders Pvt Ltd	17 22 214	0.12
33	Reliance Welfare Association	11 70 734	0.08
34	Vita Investments and Trading Company Pvt Ltd	3 08 395	0.02
35	Akshar Traders Pvt Ltd	1 94 520	0.01
36	Reliance Industrial Infrastructure Ltd	86 000	0.01
37	Shiny Leasing and Holdings Pvt Ltd	1 995	0.00
38	Sundale Merchandise Pvt Ltd	1 840	0.00
39	Cube Investment Pvt Ltd	1 663	0.00
40	Rhino Bags Pvt Ltd	1 510	0.00
41	Bloom Trading Pvt Ltd	1 330	0.00
42	Arundhati Traders Pvt Ltd	1 143	0.00
43	Swarna Trading Pvt Ltd	950	0.00
44	Kalpvriksha Trading Pvt Ltd	660	0.00
45	Esteem Textiles Trading Pvt Ltd	626	0.00
46	Prasiddhi Trading Pvt Ltd	600	0.00
47	Hexagon Trading & Investments Pvt Ltd	586	0.00
48	Darshan Securities Pvt Ltd	500	0.00
49	Eminent Commercials Pvt Ltd	500	0.00



Sr No	Names of Persons acting in concert as defined in Regulation 2(1)(e) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	No of shares held	Percentage of shareholding
50	Fidelity Shares and Securities Pvt Ltd	455	0.00
51	Chandragupta Traders Pvt Ltd	440	0.00
52	Elite Mercantile Pvt Ltd	426	0.00
53	Panchtirth Trading Pvt Ltd	420	0.00
54	Antariksh Commercials Pvt Ltd	400	0.00
55	Shital Texturising Pvt Ltd	380	0.00
56	Aakrosh Investments Leasing Pvt Ltd	359	0.00
57	Devpriya Mercantile Pvt Ltd	350	0.00
58	Sugam Texturising Pvt Ltd	350	0.00
59	Neelam Mercantile Pvt Ltd	346	0.00
60	Spellbound Trading Pvt Ltd	320	0.00
61	Vijeta Commercials Pvt Ltd	300	0.00
62	Platinum Commercials Pvt Ltd	250	0.00
63	Chaitanya Commercials Pvt Ltd	240	0.00
64	Anusudha Tradecom Pvt Ltd	230	0.00
65	Ranjana Traders Pvt Ltd	210	0.00
66	Charishma Investments Pvt Ltd	207	0.00
67	Creditable Investments Pvt Ltd	200	0.00
68	Gaiety Mercantile Pvt Ltd	200	0.00
69	Nirantar Merchandise Pvt Ltd	200	0.00
70	Pratik Holdings & Trading Pvt Ltd	200	0.00
71	Smruti Mercantile Pvt Ltd	200	0.00
72	Lavanya Holdings Trading Pvt Ltd	160	0.00
73	Sridivya Trading Pvt Ltd	150	0.00
74	Shrusti Trading Pvt Ltd	140	0.00
75	Innova Tradecom Pvt Ltd	135	0.00
76	Dadhichi Texfab Pvt Ltd	100	0.00
77	Deep Mercantile Pvt Ltd	100	0.00
78	Nirupama Traders Pvt Ltd	100	0.00
79	Suprabhat Tradecom Pvt Ltd	100	0.00
80	Advitiya Fabrics Pvt Ltd	67	0.00
81	Navketan Commercials Pvt Ltd	65	0.00
82	Capable Commercial Pvt Ltd	50	0.00
83	Oranamental Trading Enterprises Pvt Ltd	50	0.00
84	Rajkiran Synthetics Pvt Ltd	50	0.00
85	Hansdhwani Trading Company Pvt Ltd	40	0.00
86	Kanakdhara Traders Pvt Ltd	40	0.00
87	Avada Trading Company Pvt Ltd	30	0.00
88	Ascent Tradecom Pvt Ltd	20	0.00
89	Kinnari Merchandise Pvt Ltd	18	0.00
90	Kunjvan Texfab Pvt Ltd	10	0.00
91	Anuchit Traders Pvt Ltd	9	0.00
92	Classic Merchant Bankers Pvt Ltd	5	0.00
	Total -->	**37 46 02 872**	**26.88**



Industries
MUMBAI



Reliance Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 2278 5000, 2284 2384, 2284 2929, 2282 6070.
Telefax : 022-2204 2268, 2285 2214. Website : www.ril.com



January 14, 2006

BOMBAY STOCK EXCHANGE LIMITED
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

ATTN : MS. NEHA GADA (DCS-CRD)
SCRIP CODE : 500325

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR
PLOT NO. C/1, G BLOCK
BANDRA-KURLA COMPLEX
BANDRA (EAST)
MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sirs,

Sub : **Compliance with Clause 49 of the Listing Agreement**

We send herewith the status on Corporate Governance as on December 31, 2005, in terms of Clause 49 of the Listing Agreement.

Please take the same on record.

Thanking you,

Yours faithfully,
For Reliance Industries Limited



Vinod M Ambani
President & Company Secretary


NSEIL
16 JAN 2006
Contents not Verified

Encl : a/a

Quarterly Compliance Report On Corporate Governance

Name of the Company : RELIANCE INDUSTRIES LIMITED
Quarter ended on : 31ST DECEMBER, 2005

Particulars	Clause Of Listing Agreement	Compliance Status Yes / No	Remarks
1	2	3	4
I. Board of Directors	49 I		
(A) Composition of Board	49 (IA)	Yes	The composition of the Board of Directors of the Company is in line with the requirements of Clause 49
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	Complied
(C) Other provisions as to Board and Committees	49 (IC)	Yes	Complied
(D) Code of Conduct	49 (ID)	Yes	All Board Members and Senor Management shall affirm compliance with the Code after the year ending March 31, 2006. Declaration to this effect signed by CEO will be made in the Annual Report of the Company for 2005-06.
II. Audit Committee	49 II		
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	Established
(B) Meetings of Audit Committee	49 (IIB)	Yes	Complied
(C) Powers of Audit Committee	49 (IIC)	Yes	Complied
(D) Role of Audit Committee	49 (IID)	Yes	Role of Audit Committee has been specified.
(E) Review of information by Audit Committee	49 (IIE)	Yes	The Audit Committee reviews all the information specified.
III. Subsidiary Companies	49 III	Yes	Complied
IV. Disclosures	49 (IV)		
(A) Basis of related party transactions	49 (IVA)	Yes	Complied
(B) Disclosure of Accounting treatment	49 (IVB)	Yes	Complied



Industries
MUMBAI

(C) Board Disclosures	49 (IVC)	Yes	Disclosures on Risk Management – complied.
(D) Proceeds from public issues, rights issues, preferential issue, etc.	49 (IVD)	NA	Not applicable.
(E) Remuneration of Directors	49 (IVE)	Yes	Disclosed in Annual Report for the year 2004-05. Shall also be disclosed in the Annual Report for 2005-06.
(F) Management	49 (IVF)	Yes	Management Discussion and Analysis Report was furnished in the Annual Report for 2004-05. It will also be furnished in the next Annual Report.
(G) Shareholders	49 (IVG)	Yes	Complied
V. CEO/CFO Certification	49 (V)	Yes	Will be complied in the next Annual Report for 2005-06
VI. Report on Corporate Governance	49 (VI)	Yes	Section on Corporate Governance along with a detailed compliance report was furnished in the Annual Report for 2004-05. It will also be furnished in the next Annual Report for 2005-06
VI. Compliance	49 (VII)	Yes	Certificate from the auditors on compliance of conditions of Corporate Governance was furnished with the Directors' Report for 2004-05. It will also be furnished in the next Directors' Report. The disclosures of the compliance with mandatory requirements and adoption and/or non-adoption of non-mandatory requirements shall be made in the section on Corporate Governance in the Annual Report




Reliance Industries Limited
MUMBAI

Vinod M Ambani
President & Company Secretary